Contact

connect@clintldavis.com

www.linkedin.com/in/clintldavis
(LinkedIn)
capsll.app/ (Company)

Top Skills

Media Production
Broadcasting
Entrepreneurship

Clint Davis

Founder CEO at Capsll.inc
78748

Summary

Hi there,

Here's a little about me. Born in South Africa, moved to Dubai in 2008, lived there for 6 years... then Gold Coast Australia for 2 years... on to Los Angeles for 2 years after winning the green card lottery to make the United States our home. Left L.A for Austin Texas in 2017, best move ever!

On each of those continents I was a commercial radio host, a radio producer, a high performance driving instructor, and a theologian... then a podcast director, now founder CEO of a startup that we truly believe is going to positively affect the lives of hundreds of millions of people, for generations.

So...

Where do you save your memories, to share, or leave as your legacy? At best they're likely scattered across social media, if recorded at all. The Capsll app gives you digital time capsules to tell your life stories, save your history, and pass on your legacy.

Join us!

Experience

Capsll, INC
Founder
October 2020 - Present (1 year)
Austin, Texas, United States

We're building something that is going to positively impact human value and your own personal history.

John Oberg Companies

Director, Producer, Audio Coach
July 2018 - Present (3 years 3 months)
Austin, Texas, United States

STATIONHEAD
Program Director/Broadcasting Consultant
December 2019 - October 2020 (11 months)
New York, United States

clintldavis
Podcast Producer/Director and Audio Content Coach
January 2014 - October 2020 (6 years 10 months)
Austin, Texas, United States

Multiple Stations over 4 continents, to 5M listeners
Radio Broadcaster
February 2005 - February 2017 (12 years 1 month)
South Africa, Dubai, Australia, USA

Commercial radio host, program director, and talent development.

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